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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRAL STATES CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W. 83RD STREET, SUITE 101
(No. and Street)

PRAIRIE VILLAGE	KANSAS	66208-5304
(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR 02 2021 Washington DC 413

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. DANIEL STEPP 800-851-6459
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W 47TH PL #204	WESTWOOD	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. DANIEL STEPP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTRAL STATES CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA R. KASPER
NOTARY
My Appt. Expires 4-24-24
PUBLIC
STATE OF KANSAS

Signature

MANAGING DIRECTOR, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed in accordance with
Rule 17a-5(e)(3)
As a Public Document

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Central States Capital Markets, LLC
Prairie Village, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Central States Capital Markets, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Central States Capital Markets, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Central States Capital Markets' management. Our responsibility is to express an opinion on Central States Capital Markets' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Central States Capital Markets in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

Supplemental Information

The Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Central States Capital Markets' financial statements. The supplemental information is the responsibility of Central States Capital Markets' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commissions is fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Central States Capital Markets' auditor since 2013.

Westwood, Kansas

March 1, 2021

Central States Capital Markets, LLC
Statement of Financial Condition
December 31, 2020

Assets

Current assets:		
Cash and cash equivalents	$	203,973
Cash - restricted		226,322
Accounts Receivable		80,225
Other receivable from Brokers		39,400
Prepaid Expenses		14,451
Notes Receivable		57,155
Tax Exempt Investments		29,929
Total current assets		651,455
Office furniture and equipment, net of accumulated depreciation of $285,543		80,225
Other assets:		
Operating Lease Right-of-Use Asset		381,164
Goodwill		1,282,395
Total other assets		1,663,559
Total Assets	$	2,395,239

Liabilities and Members' Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	21,032
Note payable		412,135
Operating Lease Liability		170,809
Total current liabilities		603,976
Long- Term Lease Liabilities		211,904
Total Liabilities		815,880
Members' equity:		
Members' capital account		1,998,372
Members'Contribution		300,000
Current year net loss		(719,013)
Total members' equity		1,579,359
	$	2,395,239

The accompanying notes are an integral part of these financial statements

CENTRAL STATES CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 – Nature of Business

Central States Capital Markets, LLC was incorporated in the State of Kansas on August 31, 2010 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 – Summary of Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2020 our financial instruments consist of cash, investment inventory, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market-based rates, the carrying amounts are a reasonable estimate of fair value. See note 7 for further details.

Revenue recognition
The Company recognizes commissions from its broker services based on a trade date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Property and Equipment
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2020.

Note 3 -Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whatever constraints on variable consideration should be applied due to uncertain future events.

Note 4 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2020, the Company had net capital of $443,730 and was $343,730 in excess of its required net capital of $100,000.

Note 5 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with Hilltop Securities, Inc. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in an amount determined based on the Company's transaction volume.

Pursuant to the terms of the Company's Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City, the Company also maintains a money market account with the bank as additional collateral to its promissory note.

As of December 31, 2020, the Company maintained deposits of $101,331 and $124,991, respectively in connection with its clearing agreement and promissory note.

Note 6 – Income taxes

As of December 31, 2020, there is a net operating loss of approximately $719,013. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income, therefore; no provision or liability for federal or state income taxes has been included in the financial statements for the year ended December 31, 2020.

Note 7 – Fair value measurements

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3
Investments	-	29,929	

Accounts Receivable		80,225	
Goodwill	-		1,282,395
Note payable	-	412,135	

The fair value of goodwill is determined based upon discounted future cash inflows. The fair value of debt securities is estimated to carrying value impairment of was recognized. Additionally, the company sold in the fourth quarter ownership shares to unaffiliated, outside investors. The price realized reaffirmed the value of the goodwill. The Company's policy is to recognize transfers between levels as of the actual date of the event of change in circumstances. There were no such transfers in 2020.

Note 8 – Note payable

On December 31, 2010, the Company entered into a Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for the principal sum of $5,000,000. The promissory note matured on December 31, 2011 and bears interest a variable rate equal to Security Bank of Kansas City's quoted base rate, currently 3.25%, plus 1.75%. During the year ended December 31, 2020 the interest remained constant at 5.0%. On March 18, 2020, Security Bank issued a one-year extension agreement whereby extending the maturity to March 30, 2021. The principal sum of the note was changed to $2,500,000. The promissory note is collateralized by the Company's depository accounts and marketable securities to the extent the unpaid principal balance. As of December 31, 2020, the principal balance outstanding was $108,135 and interest expensed in connection with the loan totaled $45,646.

In April 2020, the Organization received proceeds in the amount of $304,000 to fund payroll, rent, utilities, and interest on existing debt through the Paycheck Protection Program (the "PPP Loan"). The PPP loan may be forgiven by the U.S. Small Business Administration (SBA) subject to certain performance barriers, as outlined in the loan agreement and the CARES Act. The Organization has classified this loan as long term debt and has not recognized any revenue related to this agreement during the year ended December 31, 2020, as the Organization has not satisfied the performance barriers attributable to the PPP loan proceeds. Therefore, the SBA has not formally forgiven any portion of the Organization's obligation under this PPP loan. Payment of principal and interest is deferred until the date on which the amount of forgiveness is remitted to the lender or, if the Organization fails to apply for forgiveness within 10 months after the covered period, then payment of principal and interest shall begin on that date. If the SBA determines that a portion of the PPP loan proceeds will not be forgiven, the Organization would be obligated to repay those funds to the SBA at an interest rate of 1% over a period of 18 months, with payments deferred for up to six months. In January 2021, the Organization received a notice from the SBA that the loan principal amount of $304,000 and related interest expense were forgiven.

Note 9 – Leases

The Company has operating leases for office space and equipment through 2025. Lease assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. As of December 31, 2020 the right-of-use assets and lease liabilities totaled $381,164 and $382,713, respectively. For the year ended December 31, 2020 operating lease cost was $157,856.

Maturities of lease liabilities as of December 31, 2020 are as follows:

Year Ending December 31,	Amount
2021	$170,809

2022	$123,873
2023	$82,518
2024	$32,703
2025	$4,601
Thereafter	
Total Payments	$414,504
Less: Interest	(31,791)
Lease Liability	$382,713

Other information related to operating leases as of December 31, 2020 are as follows:

Weight average remaining term	26 months
Weighted average discount rate	5.0%
Cash Paid for amounted included in the measurement of lease liabilities	$157,182

Note 10 SEP program

The Company sponsors a Simple IRA (SEP) plan for all of the employees. The Company matches the first 3% contribution by the employees. The employer contributions in 2020 were $36,445.

Note 11– Subsequent events

The Company has evaluated all subsequent events through the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Note 12 – Risks and uncertainties

In 2020, the World Health Organization declared the spread of Coronavirus Disease (COVID-19) a worldwide pandemic. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. Specific to the Company, COVID-19 has impacted various parts of its 2020 and 2021 operations and financial results. Management believes the Organization is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as these events occurred subsequent to year-end and are still developing.